

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

  Re: Commonwealth Thoroughbreds LLC
    Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
    Filed September 3, 2021
    File No. 024-11130

Dear Mr. Doxtator:

  We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1. Your disclosure appears to suggest that sales of your Series OL2018 did not commence within two calendar days of that series' qualification date of March 30, 2020. In this regard, we note your disclosure on page 69 that "the commencement of the Series OL2018 offering [was] on May 1, 2020." To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Jennifer López-Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan MacDonald